Exhibit 99.1
Shanda Games Reports Third Quarter 2010 Unaudited Results
Shanghai, China—November 30, 2010—Shanda Games Limited (“Shanda Games”, or the “Company”) (NASDAQ: GAME), a leading online game developer, operator and publisher in China, today announced its unaudited consolidated financial results for the third quarter ended September 30, 2010.
Third Quarter 2010 Financial Highlights(1)
•
Net revenues for the third quarter of 2010 were RMB1,096.3 million (US$163.6 million), a decline of 1% from RMB1,112.7 million in the preceding quarter and a decline of 14% from RMB1,272.0 million in the third quarter of 2009.

•
Net revenues from massively multi-player online role-playing games (MMORPGs) were RMB971.7 million (US$145.0 million), a decline of 3% from RMB1,001.1 million and a decline of 17% from RMB1,167.4 million for the preceding quarter and the third quarter of 2009, respectively. Active paying accounts (APA) for MMORPGs declined 4.3% sequentially to 9.19 million. Average monthly revenue per active paying account (ARPU) for MMORPGs increased 1.5% sequentially to RMB35.2.

•
Net revenues from advanced casual games were RMB76.3 million (US$11.4 million), an increase of 9% from RMB70.1 million and a decline of 11% from RMB85.9 million for the preceding quarter and the third quarter of 2009, respectively. APA for advanced casual games declined 9.7% sequentially to 0.83 million, and ARPU increased 20.6% sequentially to RMB30.5.

•
Gross profit was RMB646.9 million (US$96.5 million), compared to RMB645.6 million in the second quarter of 2010 and RMB754.0 million in the third quarter of 2009. Gross margin was 59.0% in the third quarter of 2010, compared to 58.0% in the second quarter of 2010 and 59.3% in the third quarter of 2009.

•
Operating income was RMB306.2 million (US$45.7 million), compared to RMB323.6 million in the second quarter of 2010 and RMB421.2 million in the third quarter of 2009. Operating margin was 27.9%, compared to 29.1% in the second quarter of 2010 and 33.1% in the third quarter of 2009.

•
Non-GAAP(2) operating income was RMB329.4 million (US$49.2 million), compared with RMB367.8 million in the second quarter of 2010 and RMB496.6 million in the third quarter of 2009. Non-GAAP operating margin(2) was 30.1%, compared with 33.1% in the second quarter of 2010 and 39.0% in the third quarter of 2009.

•
GAAP net income attributable to ordinary shareholders was RMB289.0 million (US$43.1 million), compared with RMB304.3 million in the second quarter of 2010 and RMB366.6 million in the third quarter of 2009. Earnings per diluted ADS were RMB1.02 (US$0.15), a decrease of 4% from RMB1.06 in the second quarter of 2010 and a decline of 23% from RMB1.32 in the third quarter of 2009.

•
Non-GAAP net income attributable to ordinary shareholders(2) was RMB312.2 million (US$46.6 million), compared with RMB348.5 million in the second quarter of 2010 and RMB442.0 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS(2) were RMB1.10 (US$0.16), compared with RMB1.22 in the second quarter of 2010 and RMB1.58 in the third quarter of 2009.

(1) The conversion of Renminbi (RMB) into U.S. dollars in this release is based on RMB6.7011 to US$1.00 as published by the People’s Bank of China on September 30, 2010. The percentages stated in this press release are calculated based on the RMB amounts.
(2) Non-GAAP measures are disclosed and reconciled to the corresponding GAAP measures in the section below titled “Non-GAAP Financial Measures.”
“In the third quarter we continued our efforts to increase revenue contribution from new games with the introduction of our new 3D action MMORPG, ‘Dragon Nest,’ in late July. So far, this game has performed well above our expectation,” said Mr. Alan Tan, Chairman and CEO of Shanda Games. “This is an important step in our move toward a younger game portfolio. We expect the introduction of new games over the next several quarters will continue to strengthen our game portfolio and help balance our revenue structure. Additionally, we are beginning to see benefits from the acquisition of Dragon Nest’s developer, Eyedentity Games, including a strengthening of our in-house development capability and an increase in our international exposure.”
“Over the next few quarters we plan to introduce several new games, including ‘Hades Realm II,’ ‘Bubble Fighter’ and ‘Legend of Immortals’. Additionally, we have formed a strategic partnership with Square Enix, starting with an exclusive right to operate ‘FINAL FANTASY XIV’ in mainland China.”

“Our international business is also expanding and represents a growing percentage of our total revenues. Recently, we licensed ‘Hades Realm II’ to North America, Japan, Korea and parts of Europe and Southeast Asia, in addition to Hong Kong, Macau and Taiwan. Furthermore, after successful launches in Japan and Korea, ‘Dragon Nest’ started closed-beta testing in Taiwan recently and has become one of the most popular MMORPGS in the region. We will continue our efforts to expand into the global market as the popularity of online games increases.”
“Our achievements during the third quarter demonstrate that we are realizing our growth potential as one of the strongest brands in the online game industry, and we expect our revenue to grow sequentially in the fourth quarter of 2010,” concluded Mr. Tan. “We are fortunate to have a winning combination of management and developer talent, an open and innovative business culture, and an integrated platform built to serve the needs of our broad and loyal user base.”
Conference Call and Webcast Notice
Shanda Games will host a conference call at 9:00 a.m. on November 30, 2010 Beijing/Hong Kong time (8:00 p.m. on November 29, 2010 Eastern Time), to discuss its third quarter results. A live webcast of the conference call will be available on the Company’s investor relations website at http://ir.shandagames.com.
Third Quarter 2010 Financial Results
Net Revenues. Shanda Games reported net revenues of RMB1,096.3 million (US$163.6 million) in the third quarter of 2010, compared with RMB1,112.7 million in the second quarter of 2010 and RMB1,272.0 million in the third quarter of 2009. Net revenues from MMORPGs, which represents net MMORPG revenues generated in China, and net revenues from advanced casual games, which represents net advanced casual game revenues generated in China, accounted for 88.6% and 7.0% of total net revenues, respectively. Other revenues, which primarily represents net overseas revenues generated from game licensing, game operations, and advertising, accounted for 4.4% of total net revenues.

Beginning in the third quarter of 2010, Shanda Games will book overseas revenues generated from game licensing and game operations, which was previously booked under net revenues from MMORPGs and advanced casual games, as applicable, under ‘other revenues’. The year-over-year and quarter-over-quarter comparison of net revenues from MMORPGs, net revenues from advanced casual games, other revenues, APA and ARPU has taken into consideration of the revenue reclassification mentioned above.
Net revenues from MMORPGs were RMB971.7 million (US$145.0 million), representing a 3% decline from RMB1,001.1 million in the second quarter of 2010 and a 17% decline from RMB1,167.4 million in the third quarter of 2009. In the third quarter of 2010, the Company continued its strategy of scaling back on monetization activities in some of its more mature games and focusing on activities that enhances interactions between users. The resulting decline in revenues from its more mature games was partially offset by revenue from Dragon Nest, which was launched in late July 2010. APA for MMORPGs declined 4.3% sequentially to 9.19 million. ARPU for MMORPGs increased 1.5% from RMB34.7 in the preceding quarter to RMB35.2 in the third quarter of 2010.
Net revenues from advanced casual games were RMB76.3 million (US$11.4 million), compared with RMB70.1 million in the second quarter of 2010 and RMB85.9 million in the third quarter of 2009. The sequential increase in revenue was primarily due to seasonality for advanced casual games for which the third quarter of each year is typically a high season with summer holidays. APA for advanced casual games decreased 9.7% sequentially to 0.83 million, and ARPU for advanced casual games increased 20.6% sequentially to RMB30.5 compared to RMB25.3 in the preceding quarter.
Other revenues in the third quarter of 2010 were RMB48.3 million (US$7.2 million), an increase of 16% from RMB41.5 million in the second quarter of 2010 and an increase of 158% from RMB18.7 million in the third quarter of 2009. The sequential increase in the third quarter of 2010 was mainly due to an increase in revenue from games licensed outside of China.

Cost of Revenues. Cost of revenues for the third quarter of 2010 was RMB449.4 million (US$67.1 million), compared with RMB467.1 million in the second quarter of 2010 and RMB518.0 million in the third quarter of 2009. The sequential decrease in cost of revenues was mainly due to a decrease in server software rental fee in the third quarter of 2010. Cost of revenues accounted for 41.0% of net revenues in the third quarter of 2010, compared with 42.0% in the preceding quarter and 40.7% in the same period last year.
Gross Profit. Gross profit for the third quarter of 2010 was RMB646.9 million (US$96.5 million), compared with RMB645.6 million in the second quarter of 2010 and RMB754.0 million in the third quarter of 2009. Gross margin was 59.0% in the third quarter of 2010, compared with 58.0% in the second quarter of 2010 and 59.3% in the third quarter of 2009.
Operating Expenses. Total operating expenses for the third quarter of 2010 were RMB340.7 million (US$50.8 million), compared with RMB322.0 million in the second quarter of 2010 and RMB332.8 million in the third quarter of 2009.
Research and development expenses increased 8% quarter-over-quarter and 41% year-over-year to RMB116.4 million (US$17.4 million) in the third quarter of 2010. The sequential increase in research and development expenses was mainly due to the acquisition of Eyedentity Games and an increase in R&D headcount and salary during the third quarter of 2010. Research and development expenses represented 10.6% of net revenues, compared with 9.7% in the second quarter of 2010 and 6.5% in the third quarter of 2009.
Sales and marketing expenses increased 16% quarter-over-quarter and 12% year-over-year to RMB137.5 million (US$20.5 million) in the third quarter of 2010, primarily due to an increase in advertising expense to promote new games. Sales and marketing expenses represented 12.5% of net revenues, compared with 10.6% in the second quarter of 2010 and 9.6% in the third quarter of 2009.
General and administrative expenses decreased 9% quarter-over-quarter and 32% year-over-year to RMB86.8 million (US$12.9 million) in the third quarter of 2010. The sequential decline in general and administrative expenses was mainly due to a decrease in share-based compensation expense, partially offset by an increase in headcount and salary during the third quarter of 2010. General and administrative expenses accounted for 7.9% of net revenues, compared with 8.6% in the second quarter of 2010 and 10.1% in the third quarter of 2009.

Share-based compensation was RMB23.2 million (US$3.5 million) in the third quarter of 2010, compared with RMB44.2 million in the second quarter of 2010 and RMB75.4 million in the third quarter of 2009. The sequential decrease was primarily due to the net effect of a failure to meet certain performance targets related to stock option awards.
Operating Income. Operating income for the third quarter of 2010 was RMB306.2 million (US$45.7 million), compared with RMB323.6 million in the second quarter of 2010 and RMB421.2 million in the third quarter of 2009. Operating margin was 27.9% in the third quarter of 2010, compared to 29.1% in the second quarter of 2010 and 33.1% in the third quarter of 2009.
Non-GAAP(6) Operating Income. Non-GAAP operating income for the third quarter of 2010 was RMB329.4 million (US$49.2 million), compared with RMB367.8 million in the second quarter of 2010 and RMB496.6 million in the third quarter of 2009. Non-GAAP operating margin was 30.1% in the third quarter of 2010, compared with 33.1% in the second quarter of 2010 and 39.0% in the third quarter of 2009.
Other Income (Expense). Other income for the third quarter of 2010 was RMB48.0 million (US$7.2 million), compared with other expense of RMB4.1 million in the second quarter of 2010 and other income of RMB58.1 million in the third quarter of 2009. The difference in other income (expense) was mainly due to the timing of the receipt of certain government subsidies, which totaled RMB52.0 million (US$7.8 million) in the third quarter of 2010, compared with nil in the second quarter of 2010 and RMB62.8 million in the third quarter of 2009.

Income Tax Expense. Income tax expense for the third quarter of 2010 was RMB75.9 million (US$11.4 million), as compared with RMB27.5 million in the second quarter of 2010 and RMB109.6 million in the third quarter of 2009. The effective tax rate was 20.4% in the third quarter of 2010, compared with 8.2% in the second quarter of 2010 and 22.6% in the third quarter of 2009. During the second quarter of 2010, certain subsidiaries of the Company qualified as a “software development enterprise” and therefore became subject to preferred tax rates retroactively starting from the year 2009. The quarter-over-quarter increase in effective tax rate was primarily due to the reversal recorded in the second quarter of 2010 for the excess tax charge related to the fiscal year 2009 and the first quarter of 2010 as these subsidiaries did not receive approval for the preferred tax status until the second quarter of 2010.
Net Income Attributable to Ordinary Shareholders. Net income for the third quarter of 2010 was RMB289.0 million (US$43.1 million), compared with RMB304.3 million in the second quarter of 2010 and RMB366.6 million in the third quarter of 2009. Earnings per diluted ADS in the third quarter of 2010 were RMB1.02 (US$0.15), compared with RMB1.06 in the second quarter of 2010 and RMB1.32 in the third quarter of 2009.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the third quarter of 2010 was RMB312.2 million (US$46.6 million), compared with RMB348.5 million in the second quarter of 2010 and RMB442.0 million in the third quarter of 2009. Non-GAAP earnings per diluted ADS in the third quarter of 2010 were RMB1.10 (US$0.16), compared with RMB1.22 in the second quarter of 2010 and RMB1.58 in the third quarter of 2009.
Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the third quarter of 2010 the Company generated RMB441.3 million (US$65.9 million) in cash flows from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB3,014.9 million as of June 30, 2010 to RMB3,417.8 million (US$510.0 million) as of September 30, 2010.
Nine Months 2010 Financial Results
Net Revenues. Net revenues for the first nine months of 2010 totaled RMB3,352.2 million (US$500.2 million), a decrease of 3% from RMB3,470.5 million in the same period last year.

Gross Profit. Gross profit for the first nine months of 2010 was RMB1,966.5 million (US$293.5 million), compared with RMB2,071.3 million in the same period last year. Gross margin was 58.7% in the first nine months of 2010, compared to 59.7% in the first nine months of 2009.
Operating Income. Operating income for the first nine months of 2010 was RMB1,007.9 million (US$150.4 million), compared with RMB1,252.7 million in the same period last year. Operating margin was 30.1% in the first nine months of 2010, compared to 36.1% in the first nine months of 2009.
Net Income Attributable to Ordinary Shareholders. Net income for the first nine months of 2010 was RMB922.2 million (US$137.6 million), compared with RMB1,037.8 million in the first nine months of 2009. Net margin was 27.5% in the first nine months of 2010, compared with 29.9% in the first nine months of 2009. Earnings per diluted ADS in the first nine months of 2010 were RMB3.22 (US$0.48), compared with RMB3.76 in the first nine months of 2009.
Non-GAAP(2) Net Income Attributable to Ordinary Shareholders. Non-GAAP net income for the first nine months of 2010 was RMB1,002.5 million (US$149.6 million), compared with RMB1,131.7 million in the first nine months 2009. Non-GAAP net margin was 29.9% in the first nine months of 2010, compared with 32.6% in the first nine months of 2009. Non-GAAP earnings per diluted ADS in the first nine months of 2010 were RMB3.50 (US$0.52), compared with RMB4.10 in the first nine months of 2009.
Cash, Cash Equivalent, Short-Term Investments, and Restricted Cash. In the first nine months of 2010 the Company generated RMB1,143.3 million (US$170.6 million) in cash flows from operating activities. The Company’s cash, cash equivalent, short-term investments, and restricted cash increased from RMB2,611.6 million as of December 31, 2009 to RMB3,417.8 million (US$510.0 million) as of September 30, 2010.

Recent Business Highlights
On September 16, 2010, Shanda Games announced a strategic partnership with Square Enix. The partnership starts with an exclusive license in mainland China to operate ‘FINAL FANTASY XIV,’ an MMORPG and the latest installment of the FINAL FANTASY franchise, which has sold more than 97 million units worldwide. This will be the first release of a FINAL FANTASY franchise title in mainland China.
In October and November 2010, Shanda Games licensed its 3D fantasy MMORPG ‘Hades Realm II’ to various countries and regions including North America, Singapore, Malaysia, Japan, Korea and parts of Europe, in addition to Hong Kong, Macau and Taiwan.
On November 25, 2010, Shanda Games started closed-beta testing of its 3D fighting-style casual game ‘GetAmped II.’
On November 26, 2010, Shanda Games started closed-beta testing of ‘Hades Realm II.’
Share Repurchase
On March 1, 2010, the Company’s Board of Directors approved a share repurchase program under which the Company is authorized to repurchase up to $150 million worth of its outstanding ADSs during the next twenty four (24) months. As of November 26, 2010, the Company has repurchased approximately 5.8 million ADSs for an aggregate consideration of US$36.1 million.
Note to the Financial Information
The unaudited financial information disclosed above is preliminary and subject to adjustments. Adjustments to these preliminary financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Non-GAAP Financial Measures
To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted operating income, adjusted net income attributable to ordinary shareholders and adjusted diluted earnings per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the long-term growth of the Company, the expansion into global market, the introduction of new game titles, the balance of the Company’s revenue structure and the future benefits brought by these new games, represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the risk that there are delays in the launch of, or the Company is unable to launch, the games the Company intends to release; such games and any related expansion packs are not well received by users in China; the games fail to meet the expectations of end users; the games that the Company has licensed to partners globally are not well received by end users in these countries and the Company fails to deliver long-term growth, as well as the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on form 20-F. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Games
Shanda Games Limited (NASDAQ: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda Games, please visit http://www.ShandaGames.com.
Contact
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Savoy Lee, Director (China)
Taylor Rafferty
Phone: +852-2167-2005
Email: savoy.lee@taylor-rafferty.com
Alan Oshiki, Managing Director (U.S.A.)
Taylor Rafferty
Phone: +1-212-232-2354
Email: alan.oshiki@taylor-rafferty.com

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except for share and per share data)

	As of December 31,	As of June 30,	As of September 30,
	2009	2010	2010
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,799.1	1,680.9	1,657.5	247.3
Restricted cash	54.5	4.3	2.5	0.4
Short-term investments	758.0	1,329.7	1,757.8	262.3
Marketable securities	9.2	5.4	5.8	0.9
Accounts receivable, net of allowance for doubtful accounts	18.5	24.4	40.9	6.1
Accounts receivable due from related parties	405.9	358.9	400.5	59.8
Deferred licensing fees and related costs	53.6	40.3	42.5	6.3
Prepayments and other current assets	112.8	170.4	135.8	20.3
Other receivables due from related parties	6.2	5.5	5.5	0.8
Deferred tax assets	79.6	57.2	69.4	10.4

Total current assets	3,297.4	3,677.0	4,118.2	614.6

Investment in affiliated companies	8.7	14.3	17.1	2.6
Property and equipment	139.8	150.8	181.8	27.1
Intangible assets	517.2	897.1	1,327.5	198.1
Goodwill	170.1	358.8	486.9	72.7
Long-term deposits	64.8	61.4	61.3	9.1
Other long term assets	113.4	138.1	125.3	18.6
Non-current deferred tax assets	16.1	7.9	9.1	1.4

Total assets	4,327.5	5,305.4	6,327.2	944.2

LIABILITIES
Current liabilities:
Short-term borrowings	15.0	—	—	—
Accounts payable	27.3	49.0	74.5	11.1
Accounts payable due to related parties	70.8	76.8	70.8	10.6
Licensing fees payable	224.5	187.7	186.8	27.9
Taxes payable	142.5	59.8	117.0	17.5
Deferred revenue	250.9	193.6	222.3	33.2
Other payables and accruals	433.5	392.4	423.7	63.3
Other payables due to related parties	19.9	443.0	935.3	139.4
Deferred tax liabilities	76.6	93.2	107.3	16.0

Total current liabilities	1,261.0	1,495.5	2,137.7	319.0

Long-term liabilities	6.1	11.5	14.0	2.1
Non-current deferred tax liabilities	31.2	181.3	265.0	39.5
Non-current deferred revenue	3.5	26.5	43.7	6.5

Total liabilities	1,301.8	1,714.8	2,460.4	367.1

SHAREHOLDERS’ EQUITY
Ordinary shares	42.0	41.6	41.4	6.2
Additional paid-in capital	1,229.2	1,333.0	1,366.5	203.9
Statutory reserves	127.0	141.6	141.6	21.1
Accumulated other comprehensive loss	(58.6)	(72.9)	(47.2)	(7.0)
Retained earnings	1,480.2	1,939.9	2,136.8	318.9

Total Shanda Games Limited shareholders’ equity	2,819.8	3,383.2	3,639.1	543.1
Non-controlling interests	205.9	207.4	227.7	34.0

Total shareholders’ equity	3,025.7	3,590.6	3,866.8	577.1

Total liabilities and shareholders’ equity	4,327.5	5,305.4	6,327.2	944.2

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the three months period ended,
	September 30,	June 30,
	2009	2010	September 30, 2010
	RMB	RMB	RMB	US$
Net revenues:
MMORPGs revenues(3)	1,167.4	1,001.1	971.7	145.0
Advanced casual game revenues(3)	85.9	70.1	76.3	11.4
Other revenues(3)	18.7	41.5	48.3	7.2

Total net revenues	1,272.0	1,112.7	1,096.3	163.6

Cost of revenues	(518.0)	(467.1)	(449.4)	(67.1)

Gross profit	754.0	645.6	646.9	96.5

Operating expenses:
Product development	(82.3)	(108.1)	(116.4)	(17.4)
Sales and marketing	(122.3)	(118.2)	(137.5)	(20.5)
General and administrative	(128.2)	(95.7)	(86.8)	(12.9)

Total operating expenses	(332.8)	(322.0)	(340.7)	(50.8)

Income from operations	421.2	323.6	306.2	45.7
Interest income	6.3	16.5	18.3	2.7
Investment income	—	0.2	—	—
Other income/(loss), net	58.1	(4.1)	48.0	7.2

Income before income tax expenses, equity in affiliated companies, and minority interests	485.6	336.2	372.5	55.6

Income tax expenses	(109.6)	(27.5)	(75.9)	(11.4)
Equity in loss of affiliated companies	(2.4)	(0.6)	(0.8)	(0.1)

Net income	373.6	308.1	295.8	44.1
Less: Net income attributable to non-controlling interests	(7.0)	(3.8)	(6.8)	(1.0)

Net income attributable to ordinary shareholders	366.6	304.3	289.0	43.1

Earnings per ordinary share
Basic	0.67	0.53	0.51	0.08
Diluted	0.66	0.53	0.51	0.08

	For the three months period ended,
	September 30,	June 30,
	2009	2010	September 30, 2010
	RMB	RMB	RMB	US$

Earnings per ADS
Basic	1.34	1.06	1.02	0.15
Diluted	1.32	1.06	1.02	0.15

Weighted average ordinary shares outstanding
Basic	550,283,554	570,620,045	569,777,492	569,777,492
Diluted	558,265,544	570,620,045	569,777,492	569,777,492

Weighted average ADS outstanding
Basic	275,141,777	285,310,023	284,888,746	284,888,746
Diluted	279,132,772	285,310,023	284,888,746	284,888,746

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	496.6	367.8	329.4	49.2
Share-based compensation cost	(75.4)	(44.2)	(23.2)	(3.5)
GAAP Operating income	421.2	323.6	306.2	45.7

Non-GAAP net income attributable to ordinary shareholders	442.0	348.5	312.2	46.6
Share-based compensation cost	(75.4)	(44.2)	(23.2)	(3.5)
GAAP net income attribute to ordinary shareholders	366.6	304.3	289.0	43.1

Non-GAAP diluted earnings per share	0.79	0.61	0.55	0.09
Share-based compensation cost per share	(0.13)	(0.08)	(0.04)	(0.01)

GAAP diluted earnings per share	0.66	0.53	0.51	0.08

Non-GAAP diluted earnings per ADS	1.58	1.22	1.10	0.16
Share-based compensation cost per ADS	(0.26)	(0.16)	(0.08)	(0.01)

GAAP diluted earnings per ADS	1.32	1.06	1.02	0.15

Supplemental disclosure of intangible assets amortization arising from acquisition included in:
Cost of revenues	(10.8)	(16.9)	(21.6)	(3.2)
Product development		(1.0)	(1.7)	(0.3)
Sales and marketing		(1.8)	(2.0)	(0.3)
General and administrative		(2.8)	(3.3)	(0.5)

Total	(10.8)	(22.5)	(28.6)	(4.3)

SHANDA GAMES LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except for share and per share data)

	For the nine months period ended,
	September 30, 2009	September 30, 2010
	RMB	RMB	US$
Net revenues:
MMORPGs revenues(3)	3,167.7	2,977.5	444.3
Advanced casual game revenues(3)	243.6	238.7	35.6
Other revenues(3)	59.2	136.0	20.3

Total net revenues	3,470.5	3,352.2	500.2

Cost of revenues	(1,399.2)	(1,385.7)	(206.7)

Gross profit	2,071.3	1,966.5	293.5

Operating expenses:
Product development	(234.2)	(328.6)	(49.0)
Sales and marketing	(303.7)	(363.3)	(54.2)
General and administrative	(280.7)	(266.7)	(39.9)

Total operating expenses	(818.6)	(958.6)	(143.1)

Income from operations	1,252.7	1,007.9	150.4
Interest income	17.8	44.3	6.6
Investment income	0.2	0.2	—
Other income, net	96.2	97.4	14.6

Income before income tax expenses, equity in affiliated companies, and minority interests	1,366.9	1,149.8	171.6

Income tax expenses	(300.3)	(213.1)	(31.8)
Equity in loss of affiliated companies	(12.6)	(1.9)	(0.3)

Net income	1,054.0	934.8	139.5
Less: Net income attributable to non-controlling interests	(16.2)	(12.6)	(1.9)

Net income attributable to ordinary shareholders	1,037.8	922.2	137.6

Earnings per ordinary share
Basic	1.89	1.61	0.24
Diluted	1.88	1.61	0.24

	For the nine months period ended,
	September 30, 2009	September 30, 2010
	RMB	RMB	US$

Earnings per ADS
Basic	3.78	3.22	0.48
Diluted	3.76	3.22	0.48

Weighted average ordinary shares outstanding
Basic	550,095,557	571,938,032	571,938,032
Diluted	552,812,712	572,137,315	572,137,315

Weighted average ADS outstanding
Basic	275,047,779	285,969,016	285,969,016
Diluted	276,406,356	285,068,658	285,068,658

Reconciliation from Non-GAAP measures to GAAP measures
Non-GAAP Operating income	1,346.6	1,088.2	162.4
Share-based compensation cost	(93.9)	(80.3)	(12.0)
GAAP Operating income	1,252.7	1,007.9	150.4

Non-GAAP net income attributable to ordinary shareholders	1,131.7	1,002.5	149.6
Share-based compensation cost	(93.9)	(80.3)	(12.0)
GAAP net income attribute to ordinary shareholders	1,037.8	922.2	137.6

Non-GAAP diluted earnings per share	2.05	1.75	0.26
Share-based compensation cost per share	(0.17)	(0.14)	(0.02)

GAAP diluted earnings per share	1.88	1.61	0.24

Non-GAAP diluted earnings per ADS	4.10	3.50	0.52
Share-based compensation cost per ADS	(0.34)	(0.28)	(0.04)

GAAP diluted earnings per ADS	3.76	3.22	0.48

Supplemental disclosure of intangible assets amortization arising from acquisition included in:
Cost of revenues	(23.9)	(55.4)	(8.3)
Product development	—	(3.8)	(0.6)
Sales and marketing	—	(5.5)	(0.8)
General and administrative	—	(9.0)	(1.3)

Total	(23.9)	(73.7)	(11.0)

(3) Beginning in the third quarter of 2010, Shanda Games will book overseas revenues generated from game licensing and game operations, which was previously booked under net revenues from MMORPGs and advanced casual games, as applicable, under ‘other revenues’. The year-over-year and quarter-over-quarter comparison of net revenues from MMORPGs, net revenues from advanced casual games, other revenues, APA and ARPU has taken into consideration of the revenue reclassification mentioned above.